FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 8, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓   Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the Press Release announcing Tenaris to Acquire Artrom Steel Tubes S.A. seamless pipe manufacturing plant in Romania.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris to Acquire Artrom Steel Tubes S.A. seamless pipe manufacturing plant in Romania

Luxembourg, May 8, 2026. – Tenaris S.A. (NYSE and Mexico: TS; EXM Italy: TEN) announced today that it has entered into a definitive agreement to acquire from GLGH Steel, LLC, a U.S.-based company, 100% of the share capital of Artrom Steel Tubes S.A., for an aggregate purchase price of EUR 86  million, on a cash-free and debt-free basis, including a normalized level of working capital.

The transaction is subject to customary regulatory conditions, including clearance from the European Union competition authorities and Romanian government approvals. Closing is expected to occur during the fourth quarter of 2026.

Artrom Steel Tubes S.A. is a Romanian manufacturer of steel and seamless steel pipes, with annual steelmaking capacity of approximately 450,000 metric tons at its facility in Reșița, and seamless pipe rolling capacity of up to 200,000 metric tons at its Slatina facility. The acquisition is expected to expand Tenaris’s industrial pipe product range and manufacturing footprint, strengthening its ability to serve customers in the European industrial segment.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.